

Mail Stop 4720

January 28, 2016

Via E-mail
Mr. Kenneth Waggoner
Chief Executive Officer, Chairman of the Board and Director
PharmaCyte Biotech, Inc.
12510 Prosperity Drive, Suite 310
Silver Spring, MD 20904

Re: PharmaCyte Biotech, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2015
Filed July 29, 2015 and amended on January 19, 2016
File No. 333-68008

Dear Mr. Waggoner:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and providing the requested information or by advising us as soon as possible when you will respond. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended April 30, 2015

Report of Independent Registered Public Accounting Firm, page F-2

1. Please have Farber Hass Hurley LLP revise its report to add an explanatory paragraph regarding the restatements. Refer to AS 508.11.d and 508.18A. Furthermore, have the audit report date revised to include a reference to all material changes in the financial statements (i.e. Notes 7, 9, and 14). Refer to AS 530.

Note 1A – Restatement and Revision of Previously Reported Consolidated Financial Statements, page F-9

2. You disclose that the Consultant Agreement, issuance of shares of common stock to the consultant pursuant to the Consultant Agreement, issuance of certain warrants to purchase common stock with a cash exercise feature and the cashless warrants to the

consultant should have been recorded as prepaid assets and amortized over the term of the Consultant Agreement. Please tell us, citing the relevant accounting guidance, how you determined these items should be classified as prepaid assets and not as expenses. In addition, tell us how you determined the amounts recorded and specify the term over which they will be amortized.

3. Please tell us why your Form 8-K dated 12/30/2015 did not report the restatement to classify the Consultant Agreement, common stock issued under the Consultant Agreement and cash and cashless exercise warrants granted under the Consultant Agreement as prepaid assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance